Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

July 8, 2022

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flat Rock Core Plus Fund, Registration Statement on Form N-2 (File Nos. 333-264791 and 811-23798)

Dear Mr. Bellacicco:

On May 9, 2022, Flat Rock Core Plus Fund (the “Fund” or the “Registrant”) filed a registration statement on Form N-2 (the “Registration Statement”). The Registrant has revised the disclosure in its prospectus and statement of additional information in response to the letter we received from you, dated June 8, 2022, as indicated below. Please find below a reiteration of your comments, and the Fund’s responses, which the Fund has authorized Eversheds Sutherland (US) LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus and statement of additional information.

GENERAL

Comment 1.	Please tell us if the Fund has presented any test-the-waters materials to potential investors in connection with these offerings. If so, the staff will request these materials for review.

Response.	The Registrant is providing to the staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), that have been used in meetings with potential investors. Such materials are being provided in accordance with Rule 418 under the Securities Act, and are accompanied by a request for confidential treatment under Rule 83 of the Securities and Exchange Commission's Rules on Information and Requests. Pursuant to Rule 418(b), the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement.

PROSPECTUS

Cover Page

Comment 2.	In the final bullet point on this page discussing distribution payments, please also disclose that the Fund may pay distributions from sources such as offering proceeds and, if applicable, amounts from the Fund’s affiliates that are subject to repayment by investors.

Response.	The Registrant has revised the referenced bullet point to indicate that the Fund may pay distributions from sources such as offering proceeds.

Comment 3.	In the “Interval Fund” paragraph, please specify the interval between pricing and repayment. See Guide 10 to Form N-2.

Response.	The Registrant has added the following disclosure to the referenced paragraph: “Determination of NAV (“Repurchase Pricing Date”) occurs on the same date as the Repurchase Request Deadline. We distribute payments to shareholders no later than seven calendar days after the Repurchase Pricing Date.”

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Christopher R. Bellacicco
July 8, 2022

Comment 4.	Please break the penultimate paragraph on this page up into separate bullet points and add them to the list of bullet points already included on this page.

Response.	The Registrant has updated the cover page accordingly.

Page 2 — Investment Objectives and Policies

Comment 5.	The second full paragraph on this page notes that the Fund may invest in “investment funds that provide exposure to Senior Secured Loans and fixed income securities.” Please clarify whether these funds will be registered or private. If they will be registered funds, please clarify whether they will be mutual funds, exchange-traded funds or closed-end funds.

Response.	The Registrant does not intend to invest in registered funds as part of its principal investment strategy, and has revised the referenced disclosure as follows: “We may, at times, invest a portion of our assets opportunistically in … (iv) private investment funds that provide exposure to Senior Secured Loans and fixed income securities.”

Page 11 — FUND FEES AND EXPENSES

Comment 6.	Please disclose the asset levels on which fees in the fee table are based. For example, if they are calculated according to a weighted average of anticipated Fund assets over the first year, state so.

Response.	The Registrant has updated the fee table disclosure to indicate that the fees are based on the weighted average of anticipated assets over the first year.

Page 14 – USE OF PROCEEDS

Comment 7.	This section notes that net proceeds will be invested “as soon as practicable after receipt.” Please disclose the maximum amount of time the Fund anticipates to invest proceeds, such as no more than three months after receipt.

Response.	The Registrant does not anticipate that it will take more than three months to invest net proceeds received from this offering, and has updated the requested disclosure accordingly.

Page 35 – Global markets could enter a period of severe disruption and instability

Comment 8.	The final sentence of the first paragraph of this section notes that the full impact of the COVID-19 outbreak is unknown “as of the date of this report.” Please replace the word “report” with “prospectus.”

Response.	The Registrant has updated the referenced disclosure.

Page 37 – Risks Related to an Investment in Our Shares of Beneficial Interest

Comment 9.	Please disclose in an appropriate risk in this section:

a.	the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales of the Fund’s shares; and

Christopher R. Bellacicco
July 8, 2022

b.	the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guide 10 to Form N-2.

Response.	The Registrant has added the following risk factor to address the requested items:

Shareholder participation in the Fund’s Repurchase Program may result in adverse consequences for shareholders who remain invested in the Fund.

The Fund believes that repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV per share.

Page 44 – To the extent OID and PIK interest constitute a portion of our income . . . .

Comment 10.	Please disclose that market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash.

Response.	The Registrant has included the requested disclosure in the referenced risk factor.

Page 44 – We may invest in private funds, including but not limited to private debt funds and private real estate funds . . . .

Comment 11.	Please tell us whether the Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please confirm that the Fund will invest no more than 15% of its net assets in such funds. Please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard.

Response.	The Fund does not intend to invest in hedge funds and/or private equity funds. To the extent the Fund may invest in such funds, the Fund confirms that these investments will not amount to more than 15% of net assets.

Page 47 – We may incur indebtedness to make investments, which magnifies the potential for gain or loss . . . .

Comment 12.	The final paragraph on this page indicates that the Fund may invest in certain derivatives, including total return swaps, credit default swaps and forward currency contracts and may engage in forward commitment transactions. Please disclose this information earlier in the prospectus when discussing the Fund’s strategy.

Response.	The Fund does not intend to invest in derivatives instruments, and has removed mention of such instruments from the prospectus.

Christopher R. Bellacicco
July 8, 2022

Page 48 – Changes in interest rates may affect our cost of capital and net investment income.

Comment 13.	The section notes that the Fund may use “interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations.” Please clarify what interest rate risk management techniques the Fund may use.

Response.	The Fund does not intend to engage in interest rate risk management techniques and has removed the referenced disclosure from the prospectus.

Page 54 — Administrator

Comment 14.	The first paragraph on this page notes that “the Administrator is paid the greater of a minimum fee or fees based on the annual net assets of the Fund . . . .” Please disclose these fees. See Item 9.1.d of Form N-2.

Response.	The Registrant has revised the referenced disclosure as follows: “In accordance with the Administrative Services Agreement, the Administrator is paid the greater of a minimum fee or fees based on the annual net assets of the Fund plus out of pocket expenses, payable quarterly in arrears (the “Administration Fee”), in connection with providing services to the Fund. The estimated Administration Fee payable to the Administrator for the Fund’s first fiscal year of operations is $[ ].” The Registrant will provide the dollar value of estimated fees in a subsequent pre-effective amendment.

Page 54 – Transfer Agent

Comment 15.	In an appropriate section of the prospectus, please state the name and principal business address of the Fund’s Dividend-Paying Agent. See Item 9.1.e of Form N-2.

Response.	The Fund will provide this information in a subsequent pre-effective amendment.

Page 58 – CONFLICTS OF INTEREST

Comment 16.	The first paragraph notes that “the Fund may invest in a junior debt tranche of a CLO where an affiliated fund owns an equity interest in such CLO.” On page S-10, disclosure states that “In certain situations where co-investment with one or more funds managed or owned by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment” (emphasis added). Please provide the legal analysis under the 1940 Act that permits these contemplated affiliated transactions. We may have further comments based on this analysis.

Response.	The Registrant does not believe that affiliated funds investing in different tranches of the same CLO constitutes a joint enterprise or arrangement, and as such, does not implicate the affiliated transaction provisions of the 1940 Act and the rules thereunder. The Registrant acknowledges, however, that such investments may create a conflict of interest, for example, because one fund may be senior to another in the particular CLO’s capital structure. As such, the funds managed by the Adviser would only participate in such transactions if the conflicts of interest can be mitigated or adequately addressed pursuant to the policies and procedures of the Adviser. The Adviser believes such conflicts are adequately addressed, for example, when none of the affiliated funds hold (or will hold) 100% of the applicable debt tranche or equity interest in the particular CLO (i.e., when no single affiliated fund is in a position to unilaterally dictate the investment terms for a particular tranche).

Christopher R. Bellacicco
July 8, 2022

The Registrant believes that the disclosure in the section “Conflicts of Interest” in the prospectus, adequately addresses the requirements of Form N-2, but has revised the disclosure in the statement of additional information in the section “Certain Relationships and Related Party Transactions—Allocation of Investments” to clarify its policies as follows:

Certain Relationships and Related Party Transactions – Allocation of Investments

In certain situations where co-investment with one or more funds managed or owned by our Adviser or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer on a differential basis between funds or where the different investments could be expected to result in a conflict between the interest of the Fund and those of other funds managed by the Adviser that cannot be mitigated or otherwise addressed pursuant to the policies and procedures of the Adviser, the Adviser must decide which client will proceed with the investment. The Adviser will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations.

Page 62 — DISTRIBUTION REINVESTMENT POLICY

Comment 17.	If applicable, please disclose in this section:

a.	that an investor holding shares that participate in the distribution reinvestment policy (the “DRIP”) in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP;

b.	the type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the plan; and

c.	how partial shares are treated under the DRIP. See Guide 5 to Form N-2.

Response.	The Registrant has added the requested disclosures to the Distribution Reinvestment Program section of the prospectus. The Registrant is not aware of any fees, commissions, and/or expenses payable by participants in connection with the plan.

Page 71 — Action by Shareholders

Comment 18.	This section states that shareholder action can be taken only at a meeting of shareholders or by “unanimous written consent in lieu of a meeting.” Please revise so that this refers to “unanimous written consent of shareholders in lieu of a meeting.”

Response.	The Registrant has made the requested revision.

Christopher R. Bellacicco
July 8, 2022

Page 72 — REGULATION

Comment 19.	The first set of bullet points in this section lists certain policies and actions that may not be changed without approval of a majority of the outstanding voting securities. Please include here the Fund’s fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3.

Response.	The Registrant has added disclosure regarding the Fund’s policy to make quarterly repurchase offers.

STATEMENT OF ADDITIONAL INFORMATION

Page S-15 —Compensation of Trustees

Comment 20.	Please consider adding a footnote to the column heading “Total Compensation From Fund and Fund Complex” to identify the funds in the fund complex.

Response.	The Registrant notes that the term “Fund Complex” is defined in the section “Management of the Fund – Trustees.”

Should you have any questions concerning this response, please contact me at (202) 383-0262.

Sincerely,

/s/Owen J. Pinkerton
Owen J. Pinkerton